Vertical Data Inc.

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135

June 5, 2025

Kate Beukenkamp

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vertical Data Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 22, 2025
File No. 333-284187

Dear Ms. Beukenkamp:

By letter dated June 3, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vertical Data Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed May 22, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 3 to Registration Statement on Form S-1 Our Products and Suppliers, page 2

1.	We note your response to prior comment 1, including that you do not have any distribution agreements with any of your suppliers, do not have any vendor agreements with binding terms regarding price, volume or exclusivity, and that your relationship with vendors is based “on history of having done business together” rather than formal written agreements or unwritten arrangements. Please revise your Risk Factors section accordingly to discuss the material risks presented by the nature of these arrangements described here and in your disclosure, including on page 2 under the subheading “Our Products and Suppliers.” As one example only, revise to address the risks to your business operations and financial results as a result of your lack of ability to enforce your vendor relationships or otherwise seek recourse, recover costs or seek damages should these relationships deteriorate given their informal nature. We note your risk factor on page 15 beginning “We rely on a small number of key vendors in our supply chain...” which discusses two vendors, Amaara Networks and Circular Technology, “which represent approximately 84% and 16% of sales for the year ended September 30, 2024.” Last, disclose whether these parties, or other vendors you engage, are related parties and, if so, please revise your disclosure accordingly, including on page 46 under “Certain Relationships and Related Party Transactions.”

Response: We have added disclosure regarding the risks associated with the lack of formal contractual vendor agreements on page 2 and a related risk factor on page 13 of Amendment No. 4 to Registration Statement on Form S-1/A filed herewith.

Additionally, we note that none of the vendors are related parties; therefore, we have not made any changes to the “Certain Relationships and Related Party Transactions” section.

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at Deven@verticaldata.io or 702-613-2328.

Very truly yours,

/s/ Devon Soni

Devon Soni

President and Chief Executive Officer

Vertical Data Inc.

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135